SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d -1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d -2(a)

(Amendment No. __)*

Jackson Hewitt Tax Service Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value per Share
(Title of Class of Securities)

468202106
(CUSIP Number)

James J. Wheaton, Esq.
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, VA 23462
(757) 687-7719
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2009
(Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d -1(e), 240.13d -1(f) or 240.13d(g), check the following box.[ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties for whom copies are to be sent.
___________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 468202106

1.	NAMES OF REPORTING PERSONS JTH Tax, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,493,187
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,493,187
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,493,187
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.2% (28,791,958 shares of common stock of the issuer were outstanding as of February 28, 2009. Percentage of class calculated inclusive of 1,300 call option contracts  (representing 130,000 common shares) held by JTH Tax, Inc.)

14.	TYPE OF REPORTING PERSON (see instructions) CO

Item 1.	Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Jackson Hewitt Tax Service Inc. (the “Issuer”), a Delaware corporation. The principal executive offices of the Issuer are located at 3 Sylvan Way, Parsippany, New Jersey, 07054.

Item 2.	Identity and Background.

     (a) This Schedule 13D is being filed on behalf of JTH Tax, Inc. (the “Reporting Person”).

     (b) The principal executive office of the Reporting Person is located at 1716 Corporate Landing Pkwy, Virginia Beach, Virginia 23454.

     (c) The principal business of the Reporting Person is individual tax return preparation.

     (d)-(e) During the last five years, neither the Reporting Person nor, to the Reporting Person’s best knowledge, any of the Reporting Person’s directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

     All purchases of Common Stock and presently exercisable call options by the Reporting Person were made in open market transactions. All such purchases were funded by working capital of the Reporting Person. On March 20, 2009, the Reporting Person acquired 750 call option contracts, at a price of $100 per call option contract, to purchase 75,000 shares of Common Stock at a strike price of $2.50 per share and acquired 150,000 Common Stock shares in the open market at an average price of $3.42 per share, for aggregate consideration of $587,700. The aggregate purchase price, excluding commissions, for all other shares of Common Stock and presently exercisable call options reported herein as beneficially owned by the Reporting Person was $8,235,382.

Item 4.	Purpose of Transaction.

     The Reporting Person acquired the Common Stock and presently exercisable call options on the Issuer’s Common Stock reported herein for investment purposes. The Reporting Person also believes that there may be benefits to exploring a potential strategic transaction between the Reporting Person and the Issuer. Consistent with such purposes, the Reporting Person may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and one or more members of the board of directors of the Issuer. These communications may include suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Person may deem relevant to its investment in the Issuer. The Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease its investment position in the Issuer. In addition, the Reporting Person may, from time to time, make additional purchases or dispositions of Common Stock, options and other derivative transactions with respect to the Issuer’s Common Stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the availability and market for the Common Stock, the availability and nature of opportunities to dispose of the Reporting Person's interest in the Issuer or to realize trading profits or minimize trading losses, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors.

     Whether the Reporting Person encourages or pursues a strategic transaction with the Issuer will also depend upon the Reporting Person’s continuing assessments of pertinent factors, including the Issuer’s business, prospects and financial condition, other opportunities available to the Reporting Person, general economic conditions, stock market conditions, the actions of the Board of Directors, management and other stockholders of the Issuer, the availability and nature of opportunities to dispose of the Reporting Person's interest in the Issuer or to realize trading profits or minimize trading losses, and other factors.

     Although the foregoing reflects potential activities presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will engage in a strategic transaction with the Issuer or take any other action referred to in clauses (a) through (j) of Item 4 of Schedule 13D of the Act or participate in a group that will take any such action. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer.

     (a) As of the close of business on March 20, 2009, the Reporting Person is deemed to be the beneficial owner of 1,493,187 shares of the Issuer’s Common Stock, constituting approximately 5.2% of the shares of Common Stock outstanding. The aggregate percentage of shares reported herein is based upon 28,791,958 shares outstanding, which is the total number of shares outstanding as of February 28, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on March 12, 2009 for the fiscal quarter ended January 31, 2009.

     (b) The Reporting Person has the sole power to vote or direct the vote of 1,493,187 shares of Common Stock and the sole power to dispose or direct the disposition of 1,493,187 shares of Common Stock. Included in such figures are 130,000 shares underlying call options.

     (c) On March 20, 2009, the Reporting Person acquired 750 call option contracts, at a price of $100 per call option contract to purchase 75,000 shares of Common Stock at a strike price of $2.50 per share and acquired 150,000 Common Stock shares in the open market at an average price of $3.42 per share, for aggregate consideration of $587,700. See Item 6 for a description of the call option transaction.

     All transactions by the Reporting Person in shares of Common Stock of the Issuer in the sixty days prior to March 20, 2009 consist of the following transactions:

	Shares	Shares	Price		Description
	Acquired	Disposed	Per Share ($)		of Transaction
March 5, 2009	149,991	0	3.47	(1)	Open market purchase
March 6, 2009	122,100	0	3.14	(1)	Open market purchase

March 9, 2009	125,000	0	0.90	(1)(2)	Call option contract purchase
March 9, 2009	100,000	0	3.25	(1)	Open market purchase
March 12, 2009	22,588	0	2.98	(1)	Open market purchase
March 13, 2009	60,000	0	3.35	(1)	Open market purchase
March 16, 2009	57,000	0	3.55	(1)	Open market purchase
March 17, 2009	63,200	0	3.35	(1)	Open market purchase
March 18, 2009	75,000	0	3.45	(1)	Open market purchase
March 18, 2009	5,000	0	1.30	(1)(3)	Call option contract purchase
March 19, 2009	75,000	0	3.70	(1)	Open market purchase
March 19, 2009	50,000	0	1.40	(1)(3)	Call option contract purchase
March 20, 2009	150,000	0	3.42	(1)	Open market purchase
March 20, 2009	75,000	0	1.00	(1)(3)	Call option contract purchase
Total	1,129,879	0

(1)	Excluding commissions.
(2)	Call options were exercised on March 20, 2009 at $2.50 per share.
(3)	As of March 20, 2009, call options have not been exercised.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As of March 20, 2009, the Reporting Person had entered into the following contracts with regard to the Issuer’s Common Stock:

     On March 18, 2009, the Reporting Person acquired 50 call option contracts on the International Securities Exchange. Each contract gives the Reporting Person the right to purchase 100 shares of the Issuer’s Common Stock at $2.50 per share. The call option contracts have a maturity date of July 17, 2009. The acquisition price of each contract was $130.00, excluding commissions.

     On March 19, 2009, the Reporting Person acquired 500 call option contracts on the International Securities Exchange. Each contract gives the Reporting Person the right to purchase 100 shares of the Issuer’s Common Stock at $2.50 per share. The call option contracts have a maturity date of April 17, 2009. The acquisition price of each contract was $140.00, excluding commissions.

     On March 20, 2009, the Reporting Person acquired 750 call option contracts on the Pacific Exchange. Each contract gives the Reporting Person the right to purchase 100 shares of the Issuer’s

Common Stock at $2.50 per share. The call option contracts have a maturity date of April 17, 2009. The acquisition price of each contract was $100.00, excluding commissions.

     Except as otherwise disclosed in this Item 6, the Reporting Person has no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

     Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

JTH Tax, Inc.
By:	Mark F. Baumgartner

/s/ Mark F. Baumgartner
Name:	Mark F. Baumgartner
Title:	Chief Financial Officer